June  17,  2002



Mr.  John  Reynolds
Assistant  Director  of  Division  of  Corporation  Finance
Mail  Stop  03-04
Securities  and  Exchange  Commission
VIA  FACSIMILE  202.942.9516

Re:     Interspace  Enterprises,  Inc.
        Registration  Statement  on  Form  SB-2
        Amended  Registration  Statement  on  Form  SB-2/A
        CIK  0001098331

Dear  Sir:

     This letter should serve as formal application to withdraw the Registration Statement filed on May 24, 2002 on Form SB-2 ("Filing 1", SEC File Number 333-89040, Film Number 02662077), and the Amended Registration Statement filed on Form SB-2/A on May 31, 2002 ("Filing 2", SEC File Number 333-89040, Film Number 02666804) by Interspace Enterprises, Inc. Application is made to withdraw Filing 1 in order to remove a filing that was made in error, under regulation 230.477. Application is made to withdraw Filing 2 in order to remove a filing that incorrectly attached to Filing 1 as an amendment to Filing 1, also under regulation 230.477. Filing 2 might cause improper confusion to investors. No securities have been sold in connection with either of the above referenced offerings.

     Thank you for your assistance in this matter. If you have any questions please do not hesitate to contact me at 858.456.3539 or Andrew Stack at 512.474.0204.

Best  Regards,




Daniel  Murphy
President/CEO
Interspace  Enterprises,  Inc.